Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

	Six
	Months Ended June	Year Ended December 31,
	30, 2010	2009	2008	2007	2006	2005
	(Dollars in thousands, except ratios)
Income before income taxes and cumulative effect of change in accounting principle, but after noncontrolling interests	$306,226	$382,207	$326,060	$1,089,309	$985,916	$767,413

Add:

Portion of rents representative of the interest factor	4,678	9,356	7,934	7,146	6,449	5,810

Interest expense	52,055	87,989	84,623	88,996	92,522	85,926

Income as adjusted	$362,959	$479,552	$418,617	$1,185,451	$1,084,887	$859,149

Fixed charges:

Interest expense	$52,055	$87,989	$84,623	$88,996	$92,522	$85,926

Portion of rents representative of the interest factor	4,678	9,356	7,934	7,146	6,449	5,810

Total	$56,733	$97,345	$92,557	$96,142	$98,971	$91,736

Ratio of Earnings to Fixed Charges	6.4	4.9	4.5	12.3	11.0	9.4

(1)	No preferred stock dividends were paid during the periods set forth above.